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                          December 20, 2023

       John Friend
       Chief Executive Officer
       Kazia Therapeutics Ltd.
       Three International Towers Level 24
       300 Barangaroo Avenue
       Sydney, NSW, 2000, Australia

                                                        Re: Kazia Therapeutics
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed December 15,
2023
                                                            File No. 333-276091

       Dear John Friend:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephanie Richards